Exhibit 99.1

The registrant is filing this Exhibit 99.1 for the purpose of incorporating the information set forth herein by reference into the registration statement on Form S-3 (File No. 333-267479) that was filed by the registrant with the Securities and Exchange Commission (the “SEC”) on September 16, 2022, as amended, and declared effective by the SEC on October 14, 2022.

The following table sets forth the estimated costs and expenses, other than sales commissions to the Agents, payable by the registrant in connection with the sale of the securities being registered:

SEC registration fee	$2,781
FINRA filing fee	15,500
Printing and engraving expenses	10,000
Legal fees and expenses	200,000
Accountants’ fees and expenses	30,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	6,719
Total	$275,000